THERAVANCE, INC.
901 GATEWAY BLVD.
SOUTH SAN FRANCISCO , CA 94080
(650) 808-6000

April 15, 2014

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Jim B. Rosenberg

Re:                             April 2, 2014 Staff Comment Letter Concerning

Theravance, Inc.

Form 10-K for the Fiscal Year ended December 31, 2013

Filed March 3, 2014

File No. 000-30319

Dear Mr. Rosenberg:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was the subject of your letter dated April 2, 2014 (the “Comment Letter”).

In this letter, we have reproduced your comments in italicized print and have followed each comment with our response.  The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Comment Letter.  References in this letter to “we,” “our” or “us” mean Theravance, Inc.

Notes to Consolidated Financial Statements

Note 1: Description of Operations and Summary of Significant Accounting Policies Intangible Assets, page 83

1.                                      Please tell us why it is appropriate to charge your amortization of intangible assets associated with approved or commercialized products as a reduction of your royalty revenues. Reference for us the authoritative literature you rely upon to support your classification.

RESPONSE TO COMMENT 1:

We acknowledge the Staff’s comment, and respectfully refer the Staff to Note 3 of the consolidated financial statements included in our 2013 Annual Report on Form 10-K in the section titled “GSK-LABA Collaboration”, which describes the economic provisions of this agreement that we took into consideration in concluding the appropriateness of presenting the amortization of these specific intangible assets as a reduction of royalty revenues.  Note 3 describes the milestone fees paid by us to GlaxoSmithKline (“GSK”) that resulted in the amortization of intangible assets and also describes the associated royalty revenues we will receive from GSK under the GSK-LABA Collaboration.  These milestone fees were paid to GSK for a) regulatory approval and b) commercial launch of RELVAR®/BREO® ELLIPTA® and are required for us to be eligible to receive royalties associated with the future sales of these products. In determining whether the amortization of intangible assets should be presented as a reduction of royalty revenues, we considered ASC 808, Collaborative Arrangements.

As outlined above, we are obligated to pay regulatory and commercial launch milestone fees to GSK for the first two products successfully developed and commercialized containing vilanterol (VI), a compound owned by GSK.  We believe these milestone fees represent probable future economic benefits from these products and are properly accounted for as finite lived intangible assets that are capitalized and amortized over their estimated useful life as described in our response to comment 2 below.

The royalties paid by GSK to the Company and the intangible assets capitalized are directly related because the milestone fees paid by the Company are for rights and obligations to participate in the collaboration with GSK and share in the cash flows to be generated from the products developed under the collaborative arrangements. To determine the appropriate presentation of the amortization of intangible assets in our consolidated statement of operations, we considered the guidance in ASC 808-45-4, which states, in part:

“An entity shall evaluate the income statement classification of payments between participants pursuant to a collaborative arrangement based on the nature of the arrangement, the nature of its business operations, the contractual terms of the arrangement, and whether those payments are within the scope of other authoritative accounting literature on income statement classification…. To the extent that these payments are not within the scope of other authoritative accounting literature, the income statement classification for the payments should be based on an analogy to authoritative accounting literature or if there is no appropriate analogy, a reasonable, rational, and consistently applied accounting policy election.”

Since we believe the presentation of the amortization of these finite lived intangible assets in the consolidated statement of operations is not within the scope of other authoritative accounting literature, we considered the nature of the payments between the parties and assert that there is a direct correlation between the  milestone fees paid to GSK and the royalty payments we will receive from GSK. Therefore, we believe under ASC 808, the classification of the amortization of intangible assets as a reduction of royalty revenues to be reasonable, rational, and to best reflect the economics of the collaboration agreement. We disclose the presentation of the amortization of intangible assets as a reduction in royalty revenues on the face of the consolidated statements of operations and in Note 3 of the 2013 Form 10-K.

We considered alternative presentations of the amortization of the intangible assets, such as the creation of a separate line item “Cost of royalty revenue”, which would be classified within operating expenses in our consolidated statement of operations.  However, we believe that this presentation represented a less accurate reflection of the economics of the collaboration when we considered ASC 605-50-45-2 in analogizing the presentation of amortization of intangible assets as a reduction of royalty revenues.  Under ASC 605-50-45-2, cash consideration given by a vendor (or Theravance) to a customer (or GSK) is presumed to be a reduction of the selling price of the vendor’s products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor’s income statement.  This presumption may be overcome allowing for the cash consideration to be reflected as a cost within the income statement when certain criteria are met.  One such criterion is the identification of an identifiable benefit that is sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.  Therefore, we do not believe we have met this criterion because Theravance’s rights to receive future royalties are closely associated to the milestone fees paid to GSK.

2.                                      Please tell us why it is appropriate to defer recognition of amortization charges until you begin recognizing royalty revenues for the related product. As amortization is a cost allocation process and not necessarily a matching concept, please tell us why you do not begin amortization when the asset is available for use (i.e., upon regulatory approval). In your response please tell what the total amortization charge would have been in 2013 if you began amortizing upon the receipt of regulatory approval. Reference for us the authoritative literature you rely upon to support your accounting.

RESPONSE TO COMMENT 2:

We acknowledge the Staff’s comment, and respectfully refer the Staff to Note 3 of the consolidated financial statements included in our 2013 Form 10-K in the section titled “GSK-LABA Collaboration”, which describes the milestone fees paid by Theravance to GSK that resulted in the amortization of intangible assets.  These milestone payments were paid to GSK for a) regulatory approval and b) commercial launch of RELVAR®/BREO® ELLIPTA® and are required for us to be eligible to receive royalties associated with GSK’s future sales of these products until the expiration of the agreement.  The expiration time is defined in the agreement, on a country-by-country and collaboration product-by-collaboration product basis, as the later of (a) the expiration or termination of the last patent right covering the compound in such collaboration product in such country, and (b) 15 years from first commercial sale in such country, unless the agreement is terminated earlier.

In determining the appropriate amortization methodology for these milestone fees, we considered ASC 350-30-35-6, which states that, in part:

“The useful life of an intangible asset shall reflect the period over which it will contribute to the cash flows of the reporting entity. . . A recognized intangible asset shall be amortized over its useful life to the reporting entity unless that life is determined to be indefinite.  If an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life.”

Given the contractual terms we have with GSK, the nature of these intangible assets and the fact that no benefit is received by us until products are actually sold, we believe the useful life of these assets does not commence until commercial launch has occurred for the following reasons.  First, the time period during which the economic benefits derived from the rights to these products are expected to contribute to the Company’s future cash flows does not begin until a product is actually launched in each of the licensed regions.  Second, the decisions on and control of the timing for the commercial launch of these products are solely within GSK’s control because GSK is responsible for all commercial launch activities. While we expect that there will be a relatively short time period between regulatory approval and commercialization in most cases, any delays by GSK or regulatory authorities in the commercial launch would not shorten the 15 year royalty

period.   Therefore, the Company believes that it is appropriate to defer amortization of these finite lived intangible assets until the commercialization of the products begins.

We considered the alternative accounting treatment of beginning amortization upon regulatory approval.  However, since this is less aligned with the useful economic life of the intangible assets and the launch timing is not in our control, we believe that our treatment provides a better reflection of the economics of the agreement.  Had we utilized this alternative approach, the amortization expense for the year ended December 31, 2013 would have been $1.8 million compared to amortization expense of $0.7 million based upon commercial launch as described herein.

Therefore, in accordance with ASC 350-30-35-6, we believe that deferring the amortization of these finite lived intangible assets until the commercialization of the products begins is appropriate as it provides the best approximation of the useful life of the assets.

The Company proposes to revise its disclosure in Note 1 of its unaudited financial statements to be included in its Form 10-Q for the quarter ended March 31, 2014 to include the following clarifying language:

“We capitalize fees paid to licensors related to agreements for approved products or commercialized products. We capitalize these fees as finite-lived intangible assets and amortize these intangible assets on a straight-line basis over their estimated useful lives upon the commercial launch of the product, which is expected to be shortly after regulatory approval of such product ~~once we begin recognizing the related royalty revenue~~.”

We acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (650) 808-4066 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Michael W. Aguiar
Michael W. Aguiar
Chief Financial Officer and Senior Vice President

cc:     James Peklenk

Mark Brunhofer

Bradford J. Shafer, Esq.

Daniel Coleman

Christian W. Nolet

David T. Young, Esq.